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AP

SEC Mail Processing Section

FEB 24 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cleveland Research Company, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1375 East 9th Street, Suite 2700
(No. and Street)

RMS

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eric Bosshard (216) 649-7250
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

arB

OATH OR AFFIRMATION

I, **Eric Bosshard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

____
Signature

CEO
Title

____
Notary Public

MEGAN BOX
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires
October 11, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEVELAND RESEARCH COMPANY, LLC

STATEMENT OF
FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Cleveland Research Company, LLC

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the Company) as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 18, 2016

Cleveland Research Company, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$16,343,222
Accounts receivable - trade	1,742,786
Accounts receivable - other	1,012,118
Prepaid expenses	360,833
Property and equipment, net	400,633
Deposits	5,296
TOTAL ASSETS	$19,864,888

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$174,429
Commissions payable	3,572,166
Distributions payable	2,934,159
Deferred revenue	1,110,389
Deferred rent	218,036
Total liabilities	8,009,179
Members' equity	11,855,709
TOTAL LIABILITIES AND MEMBERS' EQUITY	$19,864,888

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company) was organized in the state of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Soft Dollar Revenue

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the revenue to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue in the period in which it is earned.

Commissions

Commissions, brokerage and related clearing expenses are reported on a trade-date basis.

Cash and Cash Equivalents

As of December 31, 2015, the Company's cash accounts, which are substantially held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Accounts Receivable and Credit Policies – (Continued)

The carrying amount of accounts receivable is reduced by a variation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2015, all accounts receivable were considered collectible and no allowance was necessary.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of assets, which range from three to seven years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2012.

NOTE C - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2015:

Furniture and equipment	$687,222
Less accumulated depreciation	(286,589)
Property and equipment - net	$400,633

NOTE D - COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through February 2022.

Minimum annual rents under these agreements as of December 31, 2015, are as follows:

Year ending December 31,	
2016	$442,440
2017	415,300
2018	425,228
2019	435,155
2020	445,083
Thereafter	531,121
Total	$2,694,357

Rent expense amounted to $495,925 for 2015.

NOTE E - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 3% of employee compensation and allows for a discretionary employer contribution. The Company contributed $179,838 for the year ended December 31, 2015.

NOTE F - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

The Company declared and paid distributions of $1,259,685 to cover a portion of 2015 federal and state income taxes for its members. An additional distribution of $1,845,345 was accrued and included in distributions payable to cover the remaining estimated taxes for 2015.

The management committee declared an additional discretionary distribution of $1,079,097 to be paid to a certain Class A member of the Company. Such amount is also included in the distributions payable at December 31, 2015.

NOTE G - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1, as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $8,444,604, which was $7,910,659 in excess of its required net capital of $533,945.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2015, the ratio was .95 to 1.

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer and operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, it is exempt from the requirements of Rule 15c3-3.